Exhibit 77M

On August 8, 2016, the Board of Trustees (the "Board") approved Agreements and Plans of Reorganization (the "Plans"), pursuant to which the series of Destra Investment Trust II, Destra Flaherty & Crumrine Preferred and Income Fund and Destra Focused Equity Fund (each an "Old Fund" and, collectively, the "Old Funds"), would reorganize into newly created series of the same name in Destra Investment Trust (each a "New Fund" and, collectively, the "New Funds") as of September 30, 2016. This transaction is referred to as the "Reorganization."

The New Funds, which mirrored the Old Funds, were created for the purpose of receiving the assets of the Old Funds, had only nominal assets and carried on no business activities prior to the Reorganization. Each New Fund has the same investment objective, investment policies, investment advisor, sub-advisor, portfolio managers and service providers as the corresponding Old Fund. Each New Fund assumed the performance and financial history of the corresponding Old Fund at the completion of the Reorganization. Additionally, no increase in the Old Funds' fees or expenses were expected and no new shareholder fees applied to the New Funds as a result of the Reorganization.

Destra Investment Trust II is in the process of winding up and intends to file an Application for Deregistration on Form N-8F on or before December 31, 2016.


4101336.01.01.docx